FILING PURSUANT TO RULE 425 OF THE SECURITIES ACT OF 1933 FILER: NORTHROP GRUMMAN CORPORATION SUBJECT COMPANY: TRW INC. NO. 1-2384

NORTHROP GRUMMAN CORPORATION Public Information 1840 Century Park East Los Angeles, California 90067-2199 Telephone: 310-553-6262 Fax: 310-556-4561

Contact:	Randy Belote (Media) (703)875-8525 Gaston Kent (Investors) (310) 201-3423

NORTHROP GRUMMAN



The Northrop Grumman Story

National Press Club Media Reception

Ronald D. Sugar

President and Chief Operating Officer

March 6, 2002

Safe Harbor

Northrop Grumman cautions that "Forward-Looking Statements" in this presentation as to future results of operations and financial projections reflect the Company's views but are necessarily subject to risks and uncertainties and no assurances can be given that such expressed or implied results will be achieved. A more complete expression of these risks and uncertainties is contained in the Company's filings with the Securities and Exchange Commission, and you are encouraged to review these filings, of which the form 10-K and forms 10-Q and S-4 may be of particular interest.

Overview

- Strategy
- Business Portfolio
- Operating Priorities
- Management Team
- Offer to TRW Shareholders


84

The Persistent Strategy

- Build and Shape a Strategically Focused Portfolio of 'Right-Positioned' Capabilities and Businesses
- Rapid Integration of Acquisitions
- Leverage Capabilities Across the Company
- Constantly Improve Program and Financial Performance
- Execute and Integrate (2002 Emphasis)

Managed for Shareholder Value Growth

NORTHROP GRUMMAN

Mergers & Acquisitions – Strategy & Value Driven

1994
- **Grumman Corporation** (Integrated Systems)
- **Vought Aircraft** (Aerostructures)

1996
- **Westinghouse Electronic Systems Group** (Electronics)

1997
- **Allied – sold** (Truck Bodies)
- **Logicon** (Information Technology)

1998
- **INRI** (Information Technology)

1999
- **California Microwave** (Electronics)
- **Data Procurement Corporation** (Information Technology)
- **Ryan Aeronautical** (Integrated Unmanned Systems)

2000
- **Comptek** (Information Technology)
- **Sterling** (Information Technology)
- **Federal Data** (Information Technology)
- **Navia** (Electronics)
- **Aerostructures – sold**

2001
- **Litton Industries** (Electronics, Information Technology, Ships)
- **Newport News** (Ships)
- **EIS of Aerojet** (Electronics)

NORTHROP GRUMMAN

Proven M&A Track Record

- 15 acquisitions integrated since 1994
- Revenue growth from $5 billion to ~$18 billion (2002 Estimated)
- Sold under-performing businesses
- Surpassed cost savings, synergy and debt reduction targets
- On schedule to achieve $250 million annual cost reductions from Litton acquisition by 2004
- Targeting $200 million annual cost reductions from Newport News

Focus on Strategic Vision and Value

Integration Report Card

- **Litton**
  - Management integration complete
  - Final sector stand-ups complete
  - Facilities/cost reductions on track
  - Internal systems (2 – 3 years)
- **Aerojet**
  - Management integration complete
- **Newport News**
  - Management integration complete
  - Final sector stand-up March 2002
  - Cost savings being idenlified
  - Internal systems (2 – 3 years)
- **Cross-sector Lean Manufacturing Initiative Implemented**







All Integration Activities are Ahead of Schedule

- Heritage Northrop Grumman
- Litton Advanced Electronics
- Aerojet

Integration Example: Electronic Systems Sector

Systems Development & Technology
- Technology
- Mission Businesses

Aerospace
- Combat Avionics
- Land Combat
- Airborne Surveillance

Defensive Systems
- RF / EW
- EO & IR Counter-measures
- Targeting Systems
- ATE
- Laser Systems

C^4ISR&N Systems
- C^4ISR
- Airspace Mgmt
- Oceanic & Naval Systems
- Marine Systems

Navigation Systems
- Display Systems
- Military Navigation
- Commercial Navigation
- Litton Canada
- European Subsidiaries

Space Systems
- Military Space
- SBIRS
- Civil Space

A & I Systems
- Postal Systems
- Material Handling

Logistics
- Logistics Services

NORTHROP GRUMMAN

Strategy Has Grown Enterprise Value



Total Enterprise Value = Market Capitalization + Net Debt
• LMT Announces Acquisition of NOC
• Failed LMT Merger
• Commercial Aerostructures Performance (Since Divested)
• Overall Aerospace Industry Stocks Depressed
$ (Billion)
0
2
4
6
8
10
12
14
16
18
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001

Strong Defense Sector Outlook


US DoD Procurement & RDT&E
$BN
$140
$130
$120
$110
$100
$90
$80
$70
1990
1993
1996
1999
2002E
2005E
Appropriations
Outlays
*

Source: Department of Defense - National Defense Budget

* President's '03 request

- Transforming Technologies Leading to Changes in Tactics, Training and Organization
- NOC positioned in Key Areas
  - Global Power Projection
  - C4ISR
  - Asymmetric Warfare
  - System of Systems
  - Information Warfare
- 8% - 9% CAGR (2000-2005E) in Appropriations and Outlays

NORTHROP GRUMMAN

September 11 Impact



Most Likely Scenarios
Peace
Peace Keeping
Terrorism
Regional Conflict
Major Resurgent Power
GLOBAL FORCE PROJECTION / PRECISION STRIKE
SURVEILLANCE
TARGETING
SURVIVABILITY
INFORMATION WARFARE
HOMELAND SECURITY
MISSILE DEFENSE

- **Increased Requirements for Missile Defense, Global Force Projection and Homeland Security**
- **Budget Allocation for the War on Terrorism Will Be Developing During the Next Year**

2001 Was a Transforming Year

- Redefined Northrop Grumman as Top-Tier Defense Enterprise
- Completed Three Strategic Acquisitions
- Became World's Largest Shipbuilder
- Products Excelled in Operation Enduring Freedom
- Key Senior Management Appointments
- Joint Strike Fighter and Other Major Wins
- Achieved Strong Financial Performance

Right Place at the Right Time

Precise Alignment With Customer Requirements

Northrop Grumman Core Competencies	21st Century Defense Needs	Northrop Grumman Programs
Large-Scale Integrated Systems	GLOBAL FORCE PROJECTION / PRECISION STRIKE	Aircraft Carriers, Attack Subs, B-2, F/A-18, F-35, Destroyers, Amphibious Assault Ships
Design and Manufacture of Sophisticated Electronic Sensor Systems	SURVEILLANCE	JSTARS, E-2C Surveillance Aircraft, AWACS, Global Hawk
Naval Shipbuilding & Propulsion Systems	TARGETING	F-22, F-35, F-16, Longbow, B-1B, Air Defense Radars, Litening
Air Vehicle Design / Systems Integration	SURVIVABILITY	Electronic Warfare Aircraft, Radar and IR Jamming Systems
Stealth Technology	INFORMATION WARFARE	Intelligence, Infrastructure Protection, Information Assurance, Deepwater
Information Operations	HOMELAND SECURITY	
Navigation & Guidance Systems	MISSILE DEFENSE	SBIRS Low, SBIRS High, Integrated ISR

Strategy-Driven Transformation


$5.4B - 1993
11%
7%
82%
~$18B – 2002E
4%
14%
31%
10%
17%
24%
Electronic Systems
Information Technology
Integrated Systems
Ship Systems
Newport News
Component Technologies

Northrop Grumman Business Portfolio
2002E Revenues ~ $18B


By Sector
Component Technologies 4%
Electronic Systems 31%
Newport News 14%
Ship Systems 10%
Integrated Systems 17%
Information Technology 24%


By Customer
Int'l Gov 9%
U.S. Comm'l 8%
Int'l Comm'l 2%
Navy 39%
Other Gov't 18%
Army 7%
Air Force 17%

NORTHROP GRUMMAN

Northrop Grumman Geographic Presence



- Integrated Systems
- Information Technology
- Electronic Systems
- Component technologies
- Ship Systems
- Newport News

International Locations

- United Kingdom
- France
- Germany
- Italy
- Japan
- Malaysia
- Singapore
- Norway
- China
- Taiwan
- Brazil
- Canada
- Singapore

- 100,000 Worldwide Employees
- 44 States
- 25 International Offices

Revenue Growth Targets


25
20
15
10
5
0
$ Billions
2001
2002E
2003E
2004E
ES
IT
IS
Ships
CT

NORTHROP GRUMMAN

Major Programs and Markets

Electronic Systems

- F-16
- F-22
- F-35
- BAT
- LAIRCM
- SBIRS High/Low
- Avionics
- Eurofighter
- Surveillance Radars



Information Technology

- DoD
- Intelligence Agencies
  - NSA
  - NRO
- Civil / Federal
- State / Local
- Commercial



Integrated Systems

- F-18
- F-35
- Joint STARS
- E-2C Hawkeye
- B-2
- Global Hawk
- EA-6B / ICAPIII



Ship Systems/ Newport News

- CVN
- SSN
- DDG
- LHD
- LPD
- TAK/R
- Polar Tankers



Component Technologies

- Telecom
- Computers
- Industrial



2002 Operating Priorities

- Excellent program performance
- Key program wins
- Cash
- Cost and revenue synergies







Execute and Integrate...

Program Priorities for 2002

- F-35
- Global Hawk
- F-16 UAE
- F-22 Radar
- ICAP III
- SBIRS High
- MP-RTIP
- Wedgetail
- BAT P3I
- LPD 17
- Polar Tanker
- CVN 76

New Opportunities

- DD(X)
- Deepwater
- Joint STARS Follow-on
- International Electronics
- International IT
- Homeland Security



Strong Operating Team

Office of the Chairman



Kent Kresa
CHAIRMAN AND CEO



Ron Sugar
PRESIDENT AND COO

Electronic Systems



Bob Iorizzo
PRESIDENT

Information Technology



Herb Anderson
PRESIDENT

Integrated Systems



Scott Seymour
PRESIDENT

Component Technologies



Frank Brandenberg
PRESIDENT

Ship Systems



Phil Dur
PRESIDENT

Newport News



Tom Schievelbein
PRESIDENT

• 100,000 Worldwide Employees • 44 States • 25 Int'l Offices

Offer to TRW Shareholders – March 4, 2002

- **$47 in Value per Share**
- **Collar between $103 and $113 - Expiration March 29, 2002**
- **Requested Special Meeting of Shareholders**
- **Filed Lawsuit Challenging Elements of Ohio Anti-takeover Law**
- **Sell or Spin Automotive Business**
  - Very Shortly After Closing
  - Appropriate Debt Level
- **Close Transaction in Third Quarter 2002**
- **NOC Debt-to-Total Cap below 40% at Year-End**

NORTHROP GRUMMAN

Northrop Grumman & TRW – Advancing Technology's Edge

- **TRW Strengths**
  - Spacecraft Systems – Principal Added Capability
  - Electronic Communications Systems
  - High Energy Lasers
  - Information Technology and Architecture
- **Benefits of Combination**
  - Strong Contributor to Satellite Systems and Missile Defense
  - Stronger Electronics Capabilities
  - Complementary IT Strengths
  - Stronger Competitor to Lockheed Martin, Boeing, Raytheon, BAE Systems, EADS
- **Relatively Simple Integration– Initially Separate Sector**
- **$26 - $27 Billion 2003 Estimated Sales**

Summary

- Robust Strategy
- Great Business Portfolio
- Disciplined Operating Focus
- Strong Management Team
- TRW Rounds Out Portfolio









NORTHROP GRUMMAN

On March 4, 2002, Northrop Grumman Corporation filed the following documents with the Securities and Exchange Commission:

- A Registration Statement on Form S-4 (File No. 333-83672) containing an Offer to Exchange all outstanding shares of TRW Inc. capital stock for shares of Northrop Grumman common stock, on the terms and subject to the conditions set forth in the Offer to Exchange;
- A Tender Offer Statement on Schedule TO; and
- A Preliminary Proxy Statement for a proposed special meeting of TRW shareholders to vote on a proposal to authorize the acquisition of TRW capital stock by Northrop Grumman pursuant to the Offer to Exchange.

We urge shareholders to read the documents described above, as well as any amendments or supplements which may be filed with the SEC, because they contain important information.

Free copies of the documents described above are available at the SEC's website at www.sec.gov. Copies also may be obtained upon written request to D.F. King & Co., Inc., Northrop Grumman's information agent for the Offer to Exchange, at 77 Water Street, New York, New York 10005, or by calling D.F. King toll-free at (800) 755-7250 or collect at (212) 269-5550.

Northrop Grumman and certain of its executive officers, directors, employees and representatives may be deemed to be participants in the solicitation of proxies with respect to the Offer to Exchange. The names of such potential participants are set forth in Schedule I to the Preliminary Proxy Statement described above and additional information regarding certain of these individuals is set forth in the Offer to Exchange.